

July 12, 2013

Via E-mail
Robert M. Copley, Jr.
Chief Executive Officer
Twentyfour/seven Ventures, Inc.
132 W. 11th Avenue
Denver, Colorado 80204

      Re: **Twentyfour/seven Ventures, Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed July 2, 2013
              File No. 333-186068

Dear Mr. Copley:

We have reviewed the above-referenced filing and the related response letter dated July 2, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 12, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please revise your disclosures on page 23 to indicate, as you have in your response to prior comment 6, that "[a]lthough the Company has no understanding or agreement with its noteholders of any kind regarding conversion, it may in the future approach the noteholders about conversion of debt to stock." In addition, considering the notes have passed the June 1, 2013 due date, please further revise to disclose the period through which the noteholders have agreed to extend such notes.

Results of Operations, page 24

2.   As previously requested in our prior comment 3, please revise your results of operations discussion to quantify the various factors that impact the change in revenues, such as the number of new agents hired and the number of bond companies

Notes to Consolidated Financial Statements

Note 4. Income Taxes, page 48

3.   We note your response to our prior comment 4 and the revised disclosures in Note 4. Pursuant to the guidance in ASC 740-10-50-12, you should include a reconciliation of the reported amount of income tax expense attributable to continuing operations for the year, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. However, we note that the rate reconciliation table provided on page 48 does not reconcile to the reported income tax expense of $0 and $1,210 for the years ended December 31, 2011 and 2012, respectively and it does not foot.   Please revise accordingly.

4.   In addition, as previously requested, please explain further why your disclosures state that the deferred tax assets related to net operating loss carryforwards at December 31, 2011 and 2012 were $766 and $0, respectively, however, the second table on page 48 reflects loss carryforwards for these periods of $6,432 and $766, respectively. Please revise the table accordingly and ensure that you have correctly provided the components of deferred tax liabilities and assets and the related valuation pursuant to ASC 740-10-50-2. In addition, please confirm that your auditors have weighed in on your responses to our tax related comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jody M. Walker, Esq.
        J.M. Walker & Associates